ANGEL OAK FUNDS TRUST
AMENDED & RESTATED RULE 18F-3 MULTIPLE CLASS PLAN

Pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), this Multiple Class Plan (the “Plan”) sets forth the method for allocating fees and expenses among each class of shares (each a “Class” and collectively, the “Classes”) of each separate investment series (the “Funds”) of Angel Oak Funds Trust (the “Trust”).  The Trust is an open-end series investment company registered under the 1940 Act, the shares of which are registered on Form N-1A under the Securities Act of 1933.  The Trust hereby elects to offer multiple classes of shares of the Funds pursuant to the provisions of Rule 18f-3 and the Plan.

SECTION 1.  Rights and Obligations.  Except as set forth herein, all Classes of shares issued by the Funds shall have identical voting, dividend, liquidation and other rights, preferences, powers, restrictions, limitations, qualifications, designations, and terms and conditions.  The only differences among the various Classes of shares relate solely to the following:  (a) each Class may be subject to different Class expenses and sales charges as discussed under Sections 2 and 3 of this Plan; (b) each Class may bear a different identifying designation; (c) each Class has exclusive voting rights with respect to matters solely affecting such Class; (d) each Class may have different redemption or exchange fees and exchange privileges; and (e) each Class may provide for the automatic conversion of that Class into another Class.

SECTION 2.  Class Arrangements. Each Fund may offer any or all of the following Classes of shares with the following characteristics:

(a)   Class A Shares. Class A shares are subject to a maximum initial sales charge of 2.25%, a Rule 12b-1 distribution fee of 0.25%, and may be exchanged for shares of a different Class of the same Fund as described in the Fund’s current prospectus.

(b)   Class C Shares. Class C shares are not subject to any initial sales charge, are subject to a 1.00% contingent deferred sales charge, are subject to a Rule 12b-1 distribution fee of 1.00%, and may be exchanged for shares of a different Class of the same Fund as described in the Fund’s current prospectus.

(c)   Institutional Class Shares. Institutional Class shares are not subject to any initial sales charge or any Rule 12b-1 distribution fee and may be exchanged for shares of a different Class of the same Fund as described in the Fund’s current prospectus.

SECTION 3. Allocation of Expenses.

(a)   Class Expenses.  Each Class of shares may be subject to different Class expenses (collectively, “Class Expenses”) consisting of:

1.	Front-end sales charges or contingent deferred sales charges, if applicable to a particular Class;

2.	Rule 12b-1 plan distribution fees and shareholder servicing fees, if applicable to a particular Class;

3.	Transfer agency and other recordkeeping costs to the extent allocated to a particular Class;

4.	SEC and blue sky registration fees incurred separately by a particular Class;

5.	Litigation or other legal expenses relating solely to a particular Class;

6.	Printing and postage expenses related to the preparation and distribution of Class specific materials such as shareholder reports, prospectuses and proxies to shareholders of a particular Class;

7.	Expenses of administrative personnel and services as required to support the shareholders of a particular Class;

8.	Audit or accounting fees or expenses relating solely to a particular Class;

9.	Trustee fees and expenses incurred as a result of issues relating solely to a particular Class; and

10.	Any other expenses subsequently identified that should be properly allocated to a particular Class, which shall be approved by the Board of Trustees.

(b)   Other Expenses.  Except for the Class Expenses discussed above (which will be allocated to the appropriate Class), all expenses incurred by a Fund will be allocated to all Classes of shares on the basis of the net asset value of each Class to the net asset value of the Trust or the Funds, as the case may be.  Excess expenses created by the imposition of an operating expense limit on one or more Classes shall be considered general Fund expenses.

(c)   Waivers and Reimbursements of Expenses.  Angel Oak Capital Advisors, LLC, the investment adviser to the Funds, and any provider of services to the Funds may waive or reimburse the expenses of a particular Class or Classes; provided, however, that such waiver shall not result in cross-subsidization between Classes.

SECTION 4.  Allocation of Income.  The Funds will allocate income and realized and unrealized capital gains and losses based on the relative net assets of each Class of shares.

SECTION 5.  Exchange Privileges.  Shareholders of the Funds may participate in an exchange of shares, subject to the Funds’ right to reject any exchange request, in whole or in part, for any reason and without prior notice.  The Funds may decide to restrict purchase and sale activity (including exchanges) in Fund shares based on various factors, including whether frequent purchase and sale activity will disrupt portfolio management strategies and adversely affect its performance.  The Funds reserve the right to terminate or modify the exchange privileges of Fund shareholders in the future.  Shares to be exchanged will be redeemed at their next calculated net asset value following receipt of an exchange request in the form of a proper redemption request, as described in the applicable prospectus.  An exchange of shares will be subject to any redemption fee applicable to a redemption of shares.  See the Funds’ current prospectus for more information about share exchanges.

SECTION 6.  Conversions.  Currently, no Class of shares will automatically convert into shares of another Class.

SECTION 7.  Board Review. The Board of Trustees of the Trust shall initially approve the Plan and shall then review the Plan as it deems necessary.  Prior to any material amendment(s) to the Plan with respect to any of the Funds’ shares, the Trust’s Board of Trustees, including a majority of the Trustees that are not interested persons of the Trust, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating class and/or fund expenses), is in the best interest of each class of shares of the Funds individually and the Funds as a whole.  In considering whether to approve any proposed amendment(s) to the Plan, the Trustees of the Trust shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Plan.

As adopted by the Board of Trustees:  June 25, 2015